UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE



Mail Stop 03-08

June 20, 2005

W. David Walters
Senior Vice President and Chief Financial Officer
Glacier Water Services, Inc.
1385 Park Center Drive
Vista, CA  92081

	Re: 	Glacier Water Services, Inc.
		Form 10-K for the Fiscal Year Ended January 2, 2005 Form 10-Q for the Fiscal Quarter Ended April 3, 2005 File No. 1-11012

Dear Mr. Walters:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended January 2, 2005

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 8

1. Tell us if you notified the American Stock Exchange about your stockholders` equity being below the listing guidelines as of January
2, 2005. Further, tell us what consideration you gave to the disclosure requirements under Item 3.01(b) of the 8-K Official Text regarding if and when a registrant notifies a national securities exchange or association that it is aware of any material noncompliance with a continued listing standard or rule. A registrant is required to make the following disclosures if such notice of noncompliance is provided:
* Date the company provided such notice;
* Rule or standard for continued listing on the exchange or association that the company has failed to satisfy; and
* Any action or response that the company has determined to take in response to the notice.
      If you did not notify the American Stock Exchange, please explain.

Item 15.  Exhibits, Financial Statement Schedules, and Reports on
Form 8-K, page 18

Note 1.  The Company and a Summary of Significant Accounting
Policies, page 25

Repair Parts, page 26

2. Please tell us your basis in GAAP for stating inventory at cost rather than lower of cost or market. Further, please tell us how you considered the utility of the parts in conjunction with your upgrade to newer machines.

Note 8.  Stock Option Plans, page 37

3. The disclosed range of exercise prices is considered wide under the guidelines of FAS 123 paragraph 48, that is, the highest exercise price exceeds 150% of the lowest exercise price. In future filings please segregate the exercise prices into ranges that are more meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,



Michael Moran
Branch Chief
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Mr. W. David Walters
Glacier Water Services, Inc.
June 16, 2005
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